Exhibit 99.4

Unaudited Reconciliation of Certain Non-IFRS Financial Information

Some of the financial information presented in Exhibits 99.1, 99.2 and 99.3 to the Report on Form 6-K dated February 4, 2015 contains non-IFRS financial measures, including Operational EBIT, Operational EBITDA, Operational Revenues, ROCE, NIBD/Equity, Operational EBIT % (Margin) and Underlying EPS. We discuss below how we define and calculate these non-IFRS measures.

Non-IFRS Financial Measures

Operational EBIT and Operational EBITDA. Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses, unrealized profit adjustments and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBITDA is a non-IFRS financial measure, calculated by adding depreciation to Operational EBIT. Operational EBIT and Operational EBITDA are used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT and Operational EBITDA provides useful information to investors. Our use of Operational EBIT and Operational EBITDA should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT and Operational EBITDA have limitations as analytical tools in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) these measures do not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) these measures do not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT and Operational EBITDA differently than we do, limiting its usefulness as a comparative measure. Our Operational EBIT and Operational EBITDA at Group level and by country of origin are reconciled to EBIT below. Our Operational EBIT at segment level is reconciled in footnotes to our financial statements included in documents incorporated herein by reference.

Operational Revenue. Operational Revenue is a non-IFRS financial measure, calculated by excluding change in unrealized salmon derivatives from revenue and other income as set forth in our consolidated statement of income prepared in accordance with IFRS. We exclude change in unrealized salmon derivatives from our revenue and other income as we believe it affects the comparability of our operational performance from period to period, given its non-operational nature. Our use of Operational Revenue should not be viewed as an alternative to revenue and other income, which is a measure calculated in accordance with IFRS. Operational Revenue has limitations as an analytical tool in comparison to revenue. Some of these limitations include the fact that changes in unrealized salmon derivatives may need to be cash settled at a future date. Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

ROCE. ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and, for the period from January 1, 2013 until September 30, 2013, our investment in Morpol. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol's financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is set forth below.

NIBD/equity. NIBD/equity is a non-IFRS financial measure. Management employs NIBD divided by total equity, as set forth in our consolidated financial statements, to assess our liquidity and financial position. Our NIBD as of the end of a period is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt, in each case as set forth in our consolidated statement of financial position. Management, analysts, rating agencies and investors use our NIBD/equity ratio to assess our liquidity and measure our cash flow. The usefulness of NIBD/ equity is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amounts of our debt or equity. A table setting forth our calculation of NIBD/equity is set forth below.

Operational EBIT % (Margin).  Operational EBIT % is a non-IFRS financial measure. We calculate Operational EBIT % by dividing Operational EBIT by Operational Revenue, each a non-IFRS financial measure. Management employs Operational EBIT % to assess operational performance of some of our segments, disregarding certain non-recurring and non-operational items, excluded from Operational EBIT and Operational Revenue. The usefulness of Operational EBIT % is inherently limited as further described in Operational EBIT and Operational Revenue paragraphs above. A table setting forth our calculation of Operational EBIT % is set forth below.

Underlying EPS. Underlying Earnings per Share, or Underlying EPS, is a non-IFRS financial measure. We calculate Underlying EPS by dividing Adjusted Operational EBIT, calculated as Operational EBIT net of accrued payable interest (net), minority share of profit and tax expense calculated based on estimated weighted tax rate, divided by the average number of shares outstanding during the period. Management employs Underlying EPS to assess our operational performance, disregarding non-operational items like net currency effects and net other financial items with the exception of cash costs, and not reflecting permanent and temporary differences in the computation of taxes. We view Underlying EPS as a useful tool reflecting our operational performance per ordinary share outstanding. The usefulness of Underlying EPS is inherently limited. Some of these limitations are that Underlying EPS does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations and Underlying EPS. A table setting forth our calculation of Underlying EPS is set forth below.

Operational EBITDA and EBIT

The following table reconciles our Group Operational EBITDA and Group Operational EBIT to EBIT in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(in NOK million) (Unaudited)
Group Operational EBITDA	1,300	1,271	5,221	3,975
Depreciation	- 268	-235	-967	-762
Group Operational EBIT	1,032	1,037	4,254	3,212
Change in unrealized internal margin feed	-56	0	-92	0
Change in unrealized salmon derivatives	36	-12	54	-30
Fair value uplift on harvested fish	-1,278	-1,410	-5,518	-4,324
Fair value adjustment on biological assets	1,791	2,534	5,008	6,118
Provision for onerous contracts	-126	-142	24	-125
Restructuring costs	-3	-34	-53	-273
Other non-operational items	0	0	-168	-74
Income/loss from associated companies	55	116	150	222
Impairment losses	-25	-57	-24	-65
Group earnings before interest and taxes (EBIT)	1,426	2,031	3,633	4,662

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	881	825	3,047
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 918	- 1,040	- 3,670
Fair value adjustment on biological assets	1,725	1,910	3,869
Provision for onerous contracts	- 127	- 110	- 20
Restructuring cost	0	0	0
Income/loss from associated companies	63	116	149
Impairment losses	- 7	- 1	- 7
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Norwegian Origin	1,617	1,702	3,367

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014:
	Three months ended December 31,		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	- 22	120	470
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 124	- 186	- 719
Fair value adjustment on biological assets	167	282	465
Provision for onerous contracts	1	- 33	44
Restructuring cost	0	0	0
Income/loss from associated companies	- 8	0	1
Impairment losses	0	0	0
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Scottish Origin	14	184	260

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	25	58	251
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 68	- 74	- 377
Fair value adjustment on biological assets	32	118	235
Provision for onerous contracts	0	0	0
Restructuring cost	0	- 4	0
Income/loss from associated companies	0	0	0
Impairment losses	0	- 2	0
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Canadian Origin	- 10	96	110

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	6	35	317
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 86	- 94	- 482
Fair value adjustment on biological assets	- 148	126	258
Provision for onerous contracts	0	0	0
Restructuring cost	- 2	0	- 2
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Chilean Origin	- 229	67	91

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	9	- 36	33
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 30	6	- 77
Fair value adjustment on biological assets	9	- 7	91
Provision for onerous contracts	0	0	0
Restructuring cost	0	0	0
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Irish Origin	- 12	- 37	47

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the three months ended December 31, 2014 and 2013, and for the year ended December 31, 2014:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	44	27	165
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 53	- 22	- 193
Fair value adjustment on biological assets	5	100	86
Provision for onerous contracts	0	0	0
Restructuring cost	0	0	0
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Unrealized profit adjustment	0	0	0
Other non-operational items	0	0	0
EBIT - Salmon of Faroese Origin	- 5	105	57

The following table reconciles Operational EBIT to EBIT for other including allocation to third party in NOK million for the three months ended December 31, 2014 and 2013, and for the year ended December 31, 2014:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014
	(in NOK million)
	(Unaudited)

Operational EBIT - Other incl alloc 3rd pty	89	6	- 28

Change in unrealized salmon derivatives	36	- 12	54
Fair value uplift on harvested fish	0	0	0
Fair value adjustment on biological assets	1	6	3
Provision for onerous contracts	0	0	0
Restructuring cost	- 1	- 31	- 51
Income/loss from associated companies	0	0	0
Impairment losses	- 18	- 54	- 17
Unrealized profit adjustment	- 56	0	- 92
Other non-operational items	0	0	- 168
EBIT - Other incl alloc 3rd pty	51	- 85	- 299

The sum of the reconciliation tables by origin (Norwegian, Scottish, Canadian, Chilean, Irish and Faroese) and Other including allocation to third party equals the Group total.

Operational EBIT: NOK per Kilogram

The following table reconciles Group level Operational EBIT to EBIT in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Group Operational EBIT	9.81	10.03	10.16	9.34
Change in unrealized salmon derivatives	0.35	- 0.12	0.13	- 0.09
Fair value uplift on harvested fish	- 12.16	- 13.64	- 13.17	- 12.58
Fair value adjustment on biological assets	17.04	24.52	11.96	17.80
Provision for onerous contracts	- 1.20	- 1.38	0.06	- 0.36
Restructuring cost	- 0.03	- 0.33	- 0.13	- 0.79
Income/loss from associated companies	0.53	1.13	0.36	0.65
Impairment losses	- 0.24	- 0.55	- 0.06	- 0.19
Unrealized profit adjustment	- 0.53	0.00	- 0.22	0.00
Other non-operational items	0.00	0.00	- 0.40	- 0.22
Group EBIT	13.56	19.64	8.67	13.56

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Norwegian Origin	12.59	12.04	11.81	10.83
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 13.12	- 15.16	- 14.23	- 13.03
Fair value adjustment on biological assets	24.67	27.85	14.99	18.03
Provision for onerous contracts	- 1.81	- 1.60	- 0.08	- 0.44
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	0.90	1.70	0.58	1.00
Impairment losses	- 0.10	- 0.01	- 0.03	- 0.03
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	0.00
EBIT - Salmon of Norwegian Origin	23.12	24.81	13.05	16.36

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:’

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Scottish Origin	- 3.42	10.25	9.62	12.46
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 19.38	- 15.90	- 14.72	- 16.99
Fair value adjustment on biological assets	26.19	24.11	9.53	20.73
Provision for onerous contracts	0.11	- 2.79	0.89	- 0.53
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	- 1.23	0.00	0.01	0.00
Impairment losses	0.00	0.00	0.00	0.00
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	0.00
EBIT - Salmon of Scottish Origin	2.27	15.67	5.33	15.67

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Canadian Origin	3.69	10.20	9.40	10.19
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 9.98	- 12.94	- 14.11	- 10.90
Fair value adjustment on biological assets	4.76	20.53	8.80	18.12
Provision for onerous contracts	0.00	0.00	0.00	0.00
Restructuring cost	0.00	- 0.66	0.00	- 0.13
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	- 0.37	0.00	- 0.06
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	0.00
EBIT - Salmon of Canadian Origin	- 1.52	16.76	4.10	17.21

The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Chilean Origin	0.35	2.48	4.70	- 2.32
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 5.16	- 6.66	- 7.14	- 4.38
Fair value adjustment on biological assets	- 8.89	8.92	3.82	10.05
Provision for onerous contracts	0.00	0.00	0.00	0.00
Restructuring cost	- 0.12	0.00	- 0.03	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00	0.05
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	- 2.63
EBIT - Salmon of Chilean Origin	- 13.81	4.74	1.35	0.76

 The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Irish Origin	4.49	- 26.76	5.20	- 5.02
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 14.57	4.30	- 12.26	- 7.03
Fair value adjustment on biological assets	4.19	- 5.14	14.54	7.48
Provision for onerous contracts	0.00	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00	0.00
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	0.00
EBIT - Salmon of Irish Origin	- 5.90	- 27.59	7.48	- 4.58

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK per kg)
	(Unaudited)

Operational EBIT - Salmon of Faroese Origin	13.15	14.48	14.28	14.86
Change in unrealized salmon derivatives
Fair value uplift on harvested fish	- 16.07	- 11.65	- 16.78	- 13.72
Fair value adjustment on biological assets	1.37	53.12	7.48	29.78
Provision for onerous contracts	0.00	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00	0.00
Unrealized profit adjustment	0.00	0.00	0.00	0.00
Other non-operational items	0.00	0.00	0.00	0.00
EBIT - Salmon of Faroese Origin	- 1.55	55.95	4.98	30.93

NIBD, ROCE, Adjusted EBIT

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to Non-current interest-bearing debt, for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013:

	Three months ended December 31.		Year ended December 31,
	2014	2013	2014	2013
	(in NOK million)
	(Unaudited)

Adjusted EBIT	1,039	1,049	4,289	3,066
Fair value uplift on harvested fish	- 1,278	- 1,410	- 5,518	- 4,324
Fair value adjustment on biological assets	1,791	2,534	5,008	6,118
Provision for onerous contracts	- 126	- 142	24	- 125
Other Non-operating legal items	0	0	- 168	- 74
EBIT	1,426	2,031	3,633	4,662

Net interest-bearing debt (NIBD)	9,268	7,791	9,268	7,791
Cash	- 1,408	- 606	- 1,408	- 606
Current interest bearing debt	7	687	7	687
Non-current interest bearing debt	10,669	7,710	10,669	7,710
NIBD	9,268	7,791	9,268	7,791

Investment in Morpol	- 19	- 869	- 19	- 869
Total Equity	14,718	16,346	14,718	16,346
Fair value on biological assets	- 2,258	- 2,743	- 2,258	- 2,743
Provision for onerous contracts	131	153	131	153
Capital employed as of the end of the period	21,840	20,679	21,840	20,679
Average capital employed 1)	20,751	19,664	21,259	16,604
Adjusted EBIT	4,156	4,196	4,289	3,066
ROCE 2)	20.0%	21.3%	20.2%	18.5%
______________________
(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year. Morpol is included from September 31, 2013.
(2)	ROCE for the three months ended December 31 2014 and 2013 is calculated as annualized adjusted EBIT (Adjusted EBIT times four) divided by the average capital employed for the quarter.

The following table sets forth our calculation of NIBD/equity as of December 31, 2014 and 2013:

	Year ended December 31.
	2014	2013
	(in NOK million)
	(Unaudited)

NIBD	9,268	7,791
Cash	1,408	606
Current interest-bearing debt	- 7	- 687
Non-current interest-bearing debt	10,669	7,710

NIBD	9,268	7,791
Total Equity	14,718	16,346
NIBD/equity	63.0%	47.7%

Underlying EPS

The following tables set forth our calculation of Underlying EPS for the three months ended December 31, 2014 and 2013 and the year ended December 31, 2014 and 2013.

	Three month ended		Year ended
	December 31,
	2014	2013	2014	2013
	(in NOK million, except number of shares and Underlying EPS)
	(Unaudited)

Operational EBIT	1,032	1,037	4,254	3,212
Accrued payable interest (net)	- 91	- 107	- 375	- 455
Calculated tax expense	- 248	- 247	- 998	- 743
Minority share of profit	-0.5	2.4	-3.9	-7.4

Op EBIT adj for above items	692	685	2,877	2,007
Shares outstanding (average)	410,336,788	385,610,807	410,336,788	377,519,822

Underlying EPS (NOK per share)	1.69	1.78	7.01	5.32
______________________
The number of shares is retroactively adjusted to reflect the 10:1 share consolidation that was carried out in January 2014.

  Operational EBIT % (Margin)

The following table sets forth our calculation of Group Operational EBIT % for the three months ended December 31, 2014 and 2013, and the year ended December 31, 2014 and 2013.  Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(in NOK million, except for Operational EBIT %) (Unaudited)
Group Operational EBIT	1,032	1,037	4,254	3,212
Operational revenues	6,863	6,743	25,496	19,230
Group Operational EBIT %	15.0%	15.4%	16.7%	16.7%

The following table sets forth our calculation of Operational EBIT % for the VAP Europe division for the three months ended December 31, 2014 and 2013:

	Three months December 31,
	2014	2013
	(in NOK million, except for Operational EBIT %) (Unaudited)
Operational EBIT—VAP Europe	36	-37
Operational revenues	1,408	1,359
Operational EBIT %—VAP Europe	2.6%	-2.7%

The following table sets forth our calculation of Operational EBIT % for the Morpol division for the three months ended December 31, 2014 and 2013:

	Three months ended December 31,
	2014	2013
	(in NOK million, except Operational EBIT %) (Unaudited)
Operational EBIT—Morpol	81	63
Operational revenues	1,598	1,357
Operational EBIT %—Morpol	5.1%	4.6%

The following table sets forth our calculation of Operational EBIT % for the Markets division for the three months ended December 31, 2014 and 2013:

	Three months ended December 31,
	2014	2013
	(in NOK million, except Operational EBIT %) (Unaudited)
Operational EBIT—Markets	154	105
Operational revenues	4,778	4,518
Operational EBIT %—Markets	3.2%	2.3%

The following table sets forth our calculation of Operational EBIT % for the Farming segment for the three months ended December 31, 2014 and 2013:

	Three months ended December 31,
	2014	2013
	(in NOK million, except Operational EBIT %) (Unaudited)
Operational EBIT—Farming	697	928
Operational revenues	4,029	4,163
Operational EBIT %—Farming	17.3%	22.3%

The following table sets forth our calculation of Operational EBIT % for the Feed segment for the three months ended December 31, 2014:

Three months ended December 31,
2014
(in NOK million, except Operational EBIT %) (Unaudited)
Operational EBIT—Feed	61
Operational revenues	652
Operational EBIT %—Feed	9.3%